January 6, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549.

Attention:                      Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 12, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File Number: 001-13664

Dear Mr. Rosenberg:

On behalf of The PMI Group, Inc. (the “Company”), this letter is being submitted in response to comments received by the Company from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated December 30, 2010, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Definitive Proxy Statement on Schedule 14A, filed by the Company on April 12, 2010, and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the “Comments”).

As discussed in our conversation today with Staci Shannon, Staff Accountant, the Company intends to file a response to the Comments on or before January 31, 2011.

Jim B. Rosenberg, Senior Assistant Chief Accountant	-2-

If you require additional information, please feel free to contact me at (925) 658-6212.

Sincerely,

/s/ Andrew D. Cameron

Andrew D. Cameron

Executive Vice President and General Counsel

cc:	Staci Shannon, Staff Accountant
Joel Parker, Accounting Branch Chief
Bryan Pitko, Staff Attorney
Sebastian Gomez Abero, Staff Attorney
(United States Securities and Exchange Commission)
L. Stephen Smith, Chief Executive Officer and Chairman of the Board
(The PMI Group, Inc.)
John L. Savva
(Sullivan & Cromwell LLP)